Momentus Inc.
3901 N. First Street
San Jose, California 95124
(650) 564-7820

December 16, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Arangas Dias

Re:	Momentus Inc. Registration Statement on Form S-1 Filed on December 2, 2024 File No. 333-283539

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Momentus Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above, as amended by that certain Amendment No. 1 to Registration Statement on Form S-1, filed by the Company on December 10, 2024, be accelerated so that it will be declared effective at 9:30 a.m., Eastern Time, on Tuesday, December 17, 2024, or as soon thereafter as is practicable.

Please contact Stephen Hinton of Bradley Arant Boult Cummings LLP, the Company’s legal counsel, at (615) 244-2582, if you have any questions or concerns regarding this matter. Thank you in advance for your assistance.

Sincerely,

MOMENTUS INC.

By:	/s/ Paul Ney
	Name:	Paul Ney
	Title:	Chief Legal Officer and Corporate Secretary

cc: Stephen Hinton, Bradley Arant Boult Cummings LLP